    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                        BROWNING-FERRIS INDUSTRIES, INC.
                  (Name of Issuer and Person Filing Statement)
                             ---------------------

                   COMMON STOCK, PAR VALUE $.16 2/3 PER SHARE
                         (Title of Class of Securities)
                             ---------------------

                                   115885105
                     (CUSIP Number of Class of Securities)
                             ---------------------

                                GERALD K. BURGER
                          VICE PRESIDENT AND SECRETARY
                        BROWNING-FERRIS INDUSTRIES, INC.
                                757 N. ELDRIDGE
                              HOUSTON, TEXAS 77079
                                 (281) 870-8100
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:
                                ARTHUR H. ROGERS
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                              HOUSTON, TEXAS 77010
                                 (713) 651-5421

                               SEPTEMBER 4, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------------
$585,000,000                                                               $117,000
==================================================================================================

(*) Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 15,000,000 shares at $39.00 per share.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previous Paid:               $117,000
Form or Registration No.:           Schedule 13E-4
Filing Party:                       Browning-Ferris Industries, Inc.
Date Filed:                         September 4, 1997

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

     This Amendment No. 2 relates to the Schedule 13E-4 filed by Browning-Ferris Industries, Inc., a Delaware corporation (the "Company"), on September 4, 1997, as amended on September 5, 1997 (the "Schedule 13E-4"). All terms used herein unless otherwise defined shall have the meaning given to them in the Schedule 13E-4. The Schedule 13E-4 is amended as follows:

ITEMS 1 THROUGH 8.

     To the extent any information previously incorporated by reference into Items 1 through 8 of the Schedule 13E-4 is inconsistent with the information added by this Amendment of the Schedule 13E-4, Items 1 through 8 are amended hereby as necessary to reflect the information set forth in this Amendment and in Exhibit (a)(12) hereto.

ITEM 8. ADDITIONAL INFORMATION.

     Paragraph (e) of Item 8 of the Schedule 13E-4 is amended to add the following:


          The Offer expired at 12:00 midnight, New York City time, on Tuesday, October 1, 1997. On October 2, 1997, the Company announced that, based upon the preliminary results of the Offer, the Offer was overscribed and the Company expects to purchase 15 million of the approximately 33.8 million Shares that were tendered and not withdrawn at $39.00 per Share, which the Company expects to be the purchase price for all Shares purchased in the Offer. The number of Shares tendered at the preliminary purchase price includes approximately 1.2 million Shares tendered pursuant to guaranteed delivery. Due to the oversubscription, all Shares tendered at the Purchase Price will be pro-rated (except for Shares tendered as "odd-lots" in the Offer, which will be purchased in full). The Company estimates that the proration factor for the Offer will be approximately 44 percent.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 13E-4 is amended to add the following exhibit:

          (a)(10) Form of press release, dated October 2, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                            BROWNING-FERRIS INDUSTRIES, INC.

                                            By:   /s/ JEFFREY E. CURTISS
                                              ----------------------------------
                                                      Jeffrey E. Curtiss
                                                  Senior Vice President and
                                                   Chief Financial Officer

Dated: October 2, 1997

                               INDEX TO EXHIBITS

    EXHIBIT
     NUMBER                              DESCRIPTION
    -------                              -----------
    *(a)(1)      Form of Offer to Purchase, dated September 4, 1997.
    *(a)(2)      Form of Letter of Transmittal, dated September 4, 1997,
                    together with Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.
    *(a)(3)      Form of Letter to Stockholders from Bruce E. Ranck,
                    President and Chief Executive Officer of the Company,
                    dated September 4, 1997.
    *(a)(4)      Form of Notice of Guaranteed Delivery.
    *(a)(5)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Nominees, dated September 4, 1997.
    *(a)(6)      Form of Letter to Clients, dated September 4, 1997.
    *(a)(7)      Form of Letter to Participants in the Company's Employee
                    Stock Ownership and Savings Plan, dated September 4,
                    1997.
    *(a)(8)      Form of Summary Advertisement, dated September 4, 1997.
    *(a)(9)      Form of Press Release, dated September 3, 1997.
    (a)(10)      Form of Press Release, dated October 2, 1997.
    *(g)(1)      Pages 37 to 81 of the Company's Annual Report on Form 10-K
                    for the Year Ended September 30, 1996.
    *(g)(2)      The Company's Quarterly Report on Form 10-Q for the Quarter
                    Ended June 30, 1997 (other than exhibits).
    *(g)(3)      Pages 2 to 14 of the Company's Quarterly Report on Form 10-Q
                    for the Quarter Ended June 30, 1996 (other than
                    exhibits).

*  Previously filed.